UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

June 15, 2006

Commission File Number 000-29938

Pacific Internet Limited

(Translation of registrant's name into English)

89 Science Park Drive, #01-07 The Rutherford, Singapore Science Park Singapore 118261

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form-40-F:

Form 20-F             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes       No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

Not applicable

 No.   Document

  Notice of Eleventh Annual General Meeting of Pacific Internet Limited

  Proxy Form

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : June 15, 2006	PACIFIC INTERNET LIMITED

	By :	/s/ Phey Teck Moh

	Name :	Phey Teck Moh
	Title :	President and Chief Executive Officer

PACIFIC INTERNET LIMITED

(Company Registration No. 199502086C) (Incorporated in the Republic of Singapore)

NOTICE OF ELEVENTH ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Eleventh Annual General Meeting of PACIFIC INTERNET LIMITED will be held at:

Venue	:	1st Floor, Portsdown Room, 87 Science Park Drive, Science Hub, Singapore Science Park, Singapore 118260

Date/ Time	:	Friday, June 30, 2006 at 3.00 p.m.

to transact the following business:

As Ordinary Business – Ordinary Resolutions

1.	To receive and adopt the Audited Consolidated Accounts of the Company, together with the Statement of Directors and the Reports of the Directors and the Auditors thereon, for the financial year ended December 31, 2005.	[Resolution 1]

2.	To re-appoint Messrs Ernst & Young as Auditors of the Company and to authorize the Directors to fix their remuneration.	[Resolution 2]

As Special Business – Ordinary Resolutions

3.	To approve the payment of Directors’ Fees of S$337,350 for the financial year ended December 31, 2005. (2004: S$281,095)	[Resolution 3]

4.

To authorize the Directors to allot and issue shares pursuant to Section 161 of the Companies Act, Cap. 50, Singapore

“THAT, pursuant to Section 161 of the Companies Act, Cap. 50, the Directors be and are hereby authorized to issue and allot ordinary shares in the Company to any person or persons and on such terms and conditions and with such rights or restrictions as the Directors may think fit to impose (including but not limited to the issue of ordinary shares by way of a rights issue or otherwise), and that such authority shall continue in force until the conclusion of the next Annual General Meeting of the Company or the expiration of the period within which the next Annual General Meeting is required by Singapore law to be held, whichever is the earlier.”

[Resolution 4]

5.	To transact any other business which may properly be transacted at an Annual General Meeting.

By Order of The Board DEBORAH SHING MEI FOO Company Secretary May 30, 2006 Singapore

Notes:

1.	A shareholder entitled to attend and vote at the Annual General Meeting of the Company (the "Meeting") is entitled to appoint a proxy to attend and vote instead of the shareholder.
2.	Shareholders wishing to vote by proxy should complete and return the attached proxy form.
3.	A proxy need not be a shareholder of the Company.
4.	A shareholder which is a corporation may either complete and lodge the proxy form, or appoint a representative in which case the appointment may be presented at the door for admission to the Meeting.
5.	The Board of Directors has fixed the close of business on May 15, 2006 Singapore time as the Record Date for determining those shareholders who will be entitled to receive copies of this Notice and accompanying proxy form. The Board of Directors has also decided that the Register of Members will be closed on June 27, 2006 (from 9.00 a.m. to 6.00 p.m., both Singapore time) in order to determine those shareholders who would be entitled to attend and vote at the Meeting.

6.	To be effective, the proxy form (and power of attorney or other authority under which it is signed or a notarially certified copy of such power or authority, if relevant) must be deposited at the registered office of the Company at 89 Science Park Drive #01-07 The Rutherford, Singapore 118261 or The Bank of New York at P.O. Box 11212, New York, N.Y. 10203-0212, at least 48 hours before the time for holding the Meeting, that is no later than 3.00 p.m. on Wednesday, June 28, 2006 Singapore time or 3.00 a.m. on Wednesday, June 28, 2006 New York time.